Room 4561

November 16, 2006

Mr. Thomas J. Falk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re:** **Kimberly-Clark Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms10-Q for the periods ended March 31, 2006 and June 30, 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-225**

Dear Mr. Falk:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant